Contact

www.linkedin.com/in/justinlee-zeehaus (LinkedIn)

Top Skills

Business Intelligence
Business Process Improvement
Business Analysis

Languages

English (Native or Bilingual)
Chinese (Native or Bilingual)

Justin Lee

Founder of Zeehaus Inc.
San Francisco, California, United States

Summary

Founder of Zeehaus.com with 20 years of combined experiences in data analytics, consulting, real estate & mortgage domain knowledge and technical background in system integration, data architecture & web technology. Licensed CA real estate agent with extensive flipping and real estate experiences, as well as finance background through experiences as a licensed general securities representative with Merrill Lynch and multiple large-scale ERP implementations. Prior to founding Zeehaus, Justin worked at BI & Data start-up in San Francisco. Graduated with a Bachelor of Science (BS) focused in Electrical Engineering from Cornell University.

Experience

Zeehaus Inc.

Founder
May 2018 - Present (5 years 1 month)
San Francisco Bay Area

Zeehaus is an innovative real estate platform with a focus on fractional ownership, helping buyers achieve homeownership by purchasing 5% equity & lower entry of barriers by sharing home equity and expenses with investors. We enable a new way to invest in rental investment properties entirely online by tokenizing each property on the blockchain, storing property title in a Delaware Trust, and providing a simple self-serve investing portal encompassing legal framework, digital platform, and fractional shares at $100 increments with potential liquidity.

Our mission is to lower the barriers for homebuyers and lower monthly housing costs while enabling real estate investors to click-sign-purchase real estate fractional ownership, starting at $100 of property value. Combining equity sharing ownership, the blockchain, and digital coins, we are here to help achieve homeownership for buyers and provide investors with liquid & transparent investment opportunities with low fees.

Deloitte

Manager

January 2016 - May 2018 (2 years 5 months)

San Francisco Bay Area

Collaborated with the Enterprise Dada Architect to align BI solution with corporate strategy, outlining the BI reporting approach with supporting documentation.

Developed and proposed plans and estimates for implementing Oracle Financial, Procurement & Spend, and Project Analytics.

Effectively facilitated workshops to analyze BI and reporting requirements, assessing Oracle BI upgrade to 12C and Oracle Big Data deployment.

Accenture

Senior Manager

March 2003 - November 2015 (12 years 9 months)

San Francisco Bay Area

Architect and designer in the BI, Data Analytics and ERP integration space, with a functional background in finance and customer domains. Helped customers solve complex system and data problems in various industries, including technology, real estate, and finance.

Worldco

Stock Trader

January 2001 - September 2002 (1 year 9 months)

Greater New York City Area

Stock trading enthusiast, focusing on short-term stock market entry/exits as well as medium term technical as well as value trading

Merrill Lynch

Analyst

June 1999 - January 2001 (1 year 8 months)

Greater New York City Area

Participated in various system analysis projects. Held security broker license Series 7, 63, 55 Certifications.

Education

Cornell University

Bachelor of Science (BS), Electrical Engineering